UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

linx.com.br 1/20

linx.com.br	2/20

CHAPTER 1

Subject Matter of the Bylaws

Article 1 - The present Bylaws of the Administrative Board (“Bylaws”) govern the operation, structure, organization, duties and responsibilities of the Administrative Board (“Board”) of LINX SA (“Company or LINX” ), as well as the relationship between the Board, its Committees and other Company bodies, in accordance with good corporate governance practices, the provisions of Law 6.404/76 (“Brazilian Corporate Law”), of the regulations issued by the Securities Commission (“CVM”), the Novo Mercado Listing Regulations B3 SA - Brazil, the Stock Exchange, the Counter (B3) and the Company's Bylaws.

CHAPTER 2

 Scope of Action, Goals and Competencies of the Administrative Board

Article 2 - The Board is an administrative and collegiate decision-making body, which is primarily responsible for establishing the general orientation of the Company's business, deciding on strategic issues and monitoring the execution of plans and operations by the Board of Directors. The Board's action must be guided by the following guidelines:

i.	promoting the achievement of the Company's corporate purpose and ensuring the observance of its limits;
ii.	defining business strategies, taking into account the impacts of the Company's activities on the society and the environment, aiming at the Company's longevity and long-term value creation;
iii.	periodically assessing the Company's exposure to risks and the effectiveness of its risk management systems, internal controls and compliance/integrity system;
iv.	defining the Company's values and ethical principles, besides zealing for the Company's transparency in its relationship with all the stakeholders;
v.	annually reviewing the corporate governance system, aiming to improve it;
vi.	zealing for LINX's values and purposes and formulating its strategic guidelines, also concerning strategic planning and annual budget;

linx.com.br	3/20

vii.

ensuring that strategies and guidelines are effectively implemented by the Board of Directors, continuously supporting and supervising the Company's business management, including risks and people, without, however, interfering with operational matters;

viii.	zealing for the interests of shareholders, also taking into account the interests of other stakeholders, monitoring the relationship with them;
ix.

ensuring the Company's longevity, within a sustainability perspective, which incorporates economic, social, environmental and good corporate governance considerations in the definition of its business and operations;

x.

ensuring that the Company's Board of Directors adopts an agile management structure composed of qualified professionals with an immaculate reputation, compatible with the Company's business segments; and

xi.

ensuring that the Board of Directors adopts processes for the prevention and management of situations of conflict of interest or divergence of opinion, in such a manner that the Company's interest always prevails.

Article 3 - The Administrative Board shall ordinarily meet six (6) to twelve (12) times a year and, extraordinarily, whenever called by the President or by any other member of the Administrative Board. Meetings may be held by conference call, video conference or any other means of communication enabling the member to be identified and simultaneous communication with all the other persons attending the meeting.

Article 4 - The External Directors shall regularly meet at the exclusive sessions, without the presence of the executives and other guests, in order to align and discuss issues which may create embarrassment.

Article 5 - The Administrative Board shall approve the Bylaws of the installed Executive Committees and the Policies on the Company's guidelines and non-operational matters, including those determined by law and current regulations, which shall, except in the Company's interest, have a public character.

Sole Paragraph - The Board shall establish the review and update cycles of each Policy it approves.

Article 6 - In the exercise of the competencies foreseen in Article 23 of the Company's Bylaws, the Board shall:

linx.com.br	4/20

i.	establish the general orientation of the Company's business;
ii.	elect and dismiss the Company's Officers;
iii.	assign to each Officer their respective duties, including appointing the Investor Relations Officer, subject to the provisions of the Bylaws;
iv.	resolve on the convening of the General Meeting, when deemed convenient or in the case of Article 132 of the Brazilian Corporate Law;
v.

supervise the management of the Officers, examining, at any time, the Company's ledgers and papers, and requesting information on contracts entered into or about to be executed, as well as any other acts;

vi.

select and dismiss the Company's independent auditors, members of the Audit Committee and members of the Remuneration Committee, fill in vacancies in such bodies due to death, resignation or dismissal, and approve the bylaws of each body, as applicable.

vii.	convene the independent auditors, the members of the Audit Committee and the members of the Remuneration Committee to provide any clarifications deemed necessary on any matter;
viii.	appraise the Management Report and the accounts of the Board of Directors, and deliberate on their submission to the General Meeting;
ix.

approve the consolidated annual and multiannual budgets of the Company, its subsidiaries and affiliates, the Company's strategic plans, expansion projects and investment programs, besides monitoring their execution;

x.	submit to the General Meeting a proposal to amend the Bylaws;
xi.

submit to the General Meeting a proposal for the dissolution, merger, scission and incorporation of the Company or its subsidiaries and affiliates, and for the incorporation, by the Company or its subsidiaries and affiliates, of other companies;

linx.com.br	5/20

xii.

deliberate on the merger of a wholly owned subsidiary of a subsidiary of the latter or of a subsidiary with eighty percent (80%) or more of the capital stock owned by the Company, or by the Company's subsidiary by another subsidiary;

xiii.	previously express their opinion on any matter to be submitted to the General Meeting;
xiv.

authorize the issuance of the Company’s shares, within the limits authorized by the Bylaws, establishing the issuance conditions, including price and payment term, also being allowed to exclude the preemptive right or reduce the term for its exercise in the issuance of shares, public subscription bonus or in a public offer for acquisition of Control, under the terms established by law;

xv.	deliberate on the acquisition, by the Company, of shares of its own issuance, for maintenance in treasury and/or subsequent cancellation or disposal;
xvi.	deliberate on the issuance of warrants, as provided for in the Bylaws;
xvii.

grant an option for share purchase or subscription to its managers and employees, as well as the managers and employees of other companies which are directly or indirectly controlled by the Company, without preemptive rights to the shareholders under the plans approved at the General Meeting, after considering the opinion of the Remuneration Committee;

xviii.

establish the amount of the Company’s Officers’ profit sharing, subject to the restrictions set forth in article 152 of the Brazilian Corporate Law, being entitled to decide not to assign them any interest, after considering the opinion of the Remuneration Committee;

xix.	submit to the Ordinary General Meeting a proposal for the allocation of net income for the financial year;
xx.

distribute among the Officers, individually, part of the global annual remuneration of the Administrators, established by the General Meeting, after considering the opinion of the Remuneration Committee;

xxi.	deliberate on the issuance of simple debentures, not convertible into shares and without collateral;

linx.com.br	6/20

xxii.

deliberate, by delegation of the General Meeting upon the issuance of debentures by the Company, on the time and conditions of maturity, amortization or redemption, the time and conditions for payment of interest, profit sharing and redemption premium, if any, and the mode of subscription or placement, as well as the types of debentures;

xxiii.	prepare the Company's internal policy regarding disclosure of information to the market;
xxiv.

approve the Company's vote on any corporate resolution related to the Company's subsidiaries or affiliates, except for the opening, closing or alteration of addresses of Subsidiary branches and/or floor extensions at the current address of the headquarters of the Subsidiaries and of the Company itself;

xxv.	approve the interest and disposal of interest of the Company or its subsidiaries and affiliates in other companies;
xxvi.	authorize the acquisition, by any means, by the Company, its subsidiaries and affiliates, of assets of another company, including subsidiaries or affiliates;
xxvii.	request information about the agreements entered into, or about to be executed, and any other acts related to the Company;
xxviii.

define the three-name list of companies specialized in economic valuation of companies, for the preparation of appraisal reports of the Company's shares in the case of takeover bids for cancellation of registration of a publicly-held company or delisting from the Novo Mercado;

xxix.	approve the contracting of the institution providing share bookkeeping services;
xxx.	legislate, in compliance with the rules of these Bylaws and the current legislation, on the order of the works and adopt or issue rules for its operation;
xxxi.	decide on the payment or credit of interest on equity to shareholders, pursuant to the applicable law;
xxxii.

approve or establish the competence of the Board of Directors to approve the issuance of any credit instruments to raise funds, whether bonds, notes, commercial papers or other ones commonly utilized in the market, also deciding on the issuance and redemption conditions, being entitled to, in the cases defined by him/herself, require the prior authorization of the Administrative Board as a condition for validity of the act;

linx.com.br	7/20

xxxiii.	authorize the acquisition, disposal or encumbrance of the Company's real estate, except as approved in the Company's consolidated annual budgets;
xxxiv.

approve the sale of immovable properties from the permanent assets at an amount of more than five percent (5%) of the subscribed capital stock, unless approved in the Company's annual and multi-annual consolidated budgets;

xxxv.

approve the constitution of real liens and the granting of guarantees or sureties, except (a) when in guarantee of the acquisition of the asset itself; or (b) upon entering into contracts with clients; or (c) in the case of guarantees provided for the benefit of companies directly or indirectly controlled by the Company up to the limit of one percent (1%) of the Company's shareholders' equity value;

xxxvi.

approve investment in expansion and improvement projects, at an amount exceeding five percent (5%) of the subscribed capital stock, except if approved in the Company's annual and multi-annual consolidated budgets;

xxxvii.	contract long or short-term debt at an amount of five percent (5%) of the subscribed capital stock;
xxxviii.

deliberate on the assignment or transfer, by any means, to third parties, of intellectual or industrial property rights of the Company and/or subsidiaries, directly and/or indirectly controlled or affiliated of the Company, except for any onerous licensing conducted by the Company, its subsidiaries and affiliates, in the ordinary course of business;

xxxix.

authorize the drawing up of financial statements and the distribution of dividends or interest on equity in periods equal to or lower than six (6) months, counted from the profit ascertained in these financial statements or from the retained earnings or profit reserves existing in the last annual or semi-annual balance sheet, as foreseen in the present Bylaws and in the applicable law; and

xl.

manifest favorably or otherwise in respect of any public offer for acquisition of shares, which has as its object the shares issued by the Company, by means of a reasoned prior opinion, disclosed within fifteen (15) days of the publication of the notice for the public share acquisition tender offer, which shall address, at least (i) the convenience and timeliness of the public share acquisition tender offer regarding the interest of the shareholders as a whole and regarding the liquidity of the securities held by them; (ii) the repercussions of the public share acquisition tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) such other points as the Administrative Board deems pertinent, as well as the information required by the applicable rules established by CVM.

linx.com.br	8/20

Sole Paragraph - In the exercise of its duties, the Administrative Board, for its advising, in addition to the Statutory Committees (Audit Committee and Remuneration Committee), may create other executive or advisory committees, whether permanent or not, to analyze and express their opinion on any matters, always with the purpose of advising it in its duties.

CHAPTER 3

Composition, Term and Investiture of the Administrative Board

Article 7 - The composition of the Administrative Board and the term of office of its members are those defined in Chapter IV, Section II of the Company's Bylaws.

Article 8 - The members of the Administrative Board are vested in their respective positions by signing an Instrument of Investiture, which shall be available to the Directors immediately after their election, as well as a Statement of Consent to the B3 Novo Mercado Listing Regulation, by which they undertake comply with the rules contained therein, and must also comply with the rules set forth in the Company's Articles of Incorporation and Bylaws, Policies and Codes of Conduct and Ethics. The Directors must also provide a Statement on legal status for performance the exercise of their position made pursuant to the Law and in their own instrument, which shall be filed at the Company's headquarters.

CHAPTER 4

Rights and Duties of the Members of the Administrative Board

Article 9 - The Directors shall have access to all documents and information deemed necessary for the exercise of their duties. Requests for documents or information, preferably, should be made in writing, addressed to the Chief Executive Officer or to any Officer, always with a copy or acknowledgment of the Corporate Governance Secretariat, who shall, whenever pertinent, disclose the same information to the other Directors.

Article 10 - The Directors may, when they deem necessary, propose the hiring, by the Board, of external experts to assist them in specific decisions, observing the competences attributed to them by the Company's Bylaws.

linx.com.br	9/20

Article 11 - Every Director has the duty, in addition to other ones provided by Law, in the applicable regulations and in the Bylaws:

i.	to act on the Board, seeking to create value for the Company and in defense of the shareholders’ long-term interests;
ii.	to attend meetings of the Board and the Committees of which they are part, duly prepared, with examination of the documents made available, and to actively and diligently participate in them;
iii.

to maintain confidentiality about any Company information to which they have access as a result of their position, as well as to require the same confidential treatment of the professionals who advise them, utilizing it only for the exercise of their duties as directors, under penalty of being liable for the act which contributes to its improper disclosure;

iv.

to declare, prior to the resolution that, for any reason, has a particular or conflicting interest with the Company regarding a particular matter submitted for their consideration, abstaining from its discussion and vote;

v.	zeal for the adoption and compliance with good corporate governance practices by the Company;
vi.

to communicate, in the exercise of the position and monthly, to the Investor Relations Officer of the Company, the number and characteristics of the securities issued by the Company held by them, or their spouses, partners and dependents included the annual income tax return, informing the shareholding made, when applicable, within three (3) days after the negotiation, mentioning the date, quantity, characteristics, as well as the form and price of purchase and/or sale of shares, being certain that such information shall be provided to the CVM, pursuant to CVM Instruction 358/2002;

vii.	to deprive themselves of any kind of direct or indirect advantage by virtue of the position held;
viii.

to ensure that the Board's relationship with the Committees, the Board of Directors, the Independent Auditors and the shareholders occurs in an efficient and transparent manner, and in the case of the shareholders, the terms of the policy to be defined and previously approved by the Board must be observed by the Board; and

linx.com.br	10/20

ix.

to communicate to the Corporate Governance Secretariat about their participation as an Administration member (Board of Directors and Administrative Board, Committees, Supervisory Board or associate of other companies, upon their election or resignation/dismissal and/or hiring or dismissal).

Sole Paragraph - Notwithstanding the provisions of item vi hereinabove, the Directors are allowed to enter into an Individual Investment Plan on securities issued by the Company, pursuant to the applicable regulations. The Plans shall be registered with the Company and their execution shall be monitored by the Investor Relations area.

CHAPTER 5

President and Vice-President of the Administrative Board

Article 12 - The Administrative Board shall have one (1) President and one (1) Vice-President, who shall be elected by the absolute majority of votes of those present at the General Meeting, observing that the positions of President of the Administrative Board and Chief Executive Officer or major executive of the Company may not be held by the same person.

Paragraph One - The Vice-President shall perform the duties of the President during his/her absence and temporary impediments, regardless of any formalities. In the event of absence or temporary impediment of the President and the Vice-President, the President’s duties shall be performed by another member of the Administrative Board to be appointed by the President or the Vice-President.

Paragraph Two – The President of the Board has the following duties:

i.

calling, instating and, preferably, presiding over the Meetings or, if he/she feels in conflict with any matter, defining that another non-conflicting member of the Administrative Board presides over the General Meeting;

ii.	convening, instating and presiding the Administrative Board meetings;
iii.

to apply the casting vote at the Administrative Board meetings in which the voting is tied, such function being assigned to the Vice-President of the Board in the event of absence or temporary impediment of the President or by any other member of the Administrative Board appointed by the President or Vice-President of the Board, in the event of absence or temporary impediment of the President and Vice-President;

linx.com.br	11/20

iv.	abiding by and enforcing the present Bylaws;
v.

organizing and coordinating, with the collaboration of the Corporate Governance Secretariat, the agenda of the meetings, after hearing, if necessary, the other Directors, the Chief Executive Officer and other Officers of the Company;

vi.

coordinating the activities of the Board, aiming at ensuring the effectiveness and good performance of the Board and each of its members, serving as a liaison between the Board and the Chief Executive Officer;

vii.

leading, with the collaboration of the Corporate Governance Secretariat, and in accordance with the recommendations of the Governance Committee, if installed, a structured and formal process for evaluating the Board and its Committees, such as collegiate bodies, the President, the Administrative Board individually Corporate Governance Secretariat, and the results of the Board's assessment shall be disclosed to all the Directors;

viii.	aligning the Board's activities with the interests of the Company, of its shareholders and other stakeholders;
ix.

arranging for the convening of the Board meetings, with the assistance of the Corporate Governance Secretariat, informing the Directors and any participants of the place, date, time and agenda; and convening, when necessary, the Company's Officers and/or employees to attend the meetings, besides providing clarifications or information on the matters under appreciation;

x.

assuring that the Board members receive complete and timely information on the items contained in the meeting agendas, the documents of which shall be made available by the Corporate Governance Secretariat, through the Company's website (ri.linx.com.br);

xi.	proposing to the Board, with the assistance of the Corporate Governance Secretariat, the corporate annual calendar, which shall necessarily define the dates of the following events:

a.      Ordinary meetings of the Board;

b.      Disclosure of annual financial statements and consolidated financial statements, in Portuguese and English;

c.      Disclosure of the “Standardized Financial Statements (DFP)” and “Quarterly Information (ITR)” forms, in Portuguese and English; and

linx.com.br	12/20

d.      Holding of the Ordinary General Meeting and, if applicable, Extraordinary General Meetings.

xii.

Organizing and coordinating, in conjunction with the Chief Executive Officer, with the collaboration of the Corporate Governance Secretariat, upon the election of a new Board member, a program for the integration and training of the new director, enabling him/her to have contact with the activities and obtain information about the Company; and

xiii.

Ensuring that the resolutions taken by the Board are properly implemented by the Board of Directors, and that the Company provides the information requested by the Directors, while maintaining regular control of the relevant pending matters.

CHAPTER 6

Meetings of the Administrative Board

Article 13 - The Administrative Board shall ordinarily meet six (6) to twelve (12) times a year and, extraordinarily, always to the Company’s interests, whenever called by the President or by any other member of the Administrative Board.

Article 14 - The meetings shall be called by written notice, delivered to each member of the Administrative Board, preferably by email, at least five (5) business days in advance, in the case of ordinary meetings, and two (2) business days, in case of extraordinary meetings, which shall include the material to be considered, the agenda, the date, the time and the place of the meeting.

Article 15 - The Board meetings shall be held at the Company's headquarters, but may also take place at another place to be previously defined by the President of the Board.

Article 16 - Meetings may be held by conference call, video conference or any other means of communication enabling the member to be identified and simultaneous communication with all the other persons attending the meeting. In this case, the members of the Board shall be considered to be present at the meeting.

Sole Paragraph - Members who manifest a written vote transmitted via electronic mail (email) or by any other means of communication are also considered present.

Article 17 - Regardless of the convening formalities, the meetings in which all the members of the current Administrative Board are present shall be deemed to be regularly instated.

linx.com.br	13/20

Article 18 - The agenda of the ordinary board meetings shall follow the order hereunder:

i.	approval and signature of minutes of the previous meeting;
ii.	presentation of the meeting's agenda and topics for deliberation;
iii.	report of the Chief Executive Officer and the Vice-Chief Financial Officer/Investor Relations Officer;
iv.	issues arising from the Executive Advisory Committees;
v.	other matters within the competence of the Board;
vi.	space for presentation of guests;
vii.	executive session (without the presence of Company executives).

Paragraph One - The Board may call the Company's Officers and/or associates to attend the meetings and provide clarifications or information on the matters under consideration or create Technical Committees for specific works.

Paragraph Two - Each Board member is allowed to propose items to be included in the agenda, which must be submitted to the Corporate Governance Secretariat at least fifteen (15) days prior to the holding of each meeting.

CHAPTER 7

Disclosure

Article 19 - The works of the Board shall be recorded in the minutes, the preparation of which shall be the responsibility of the Corporate Governance Secretariat.

Paragraph One - The minutes of the Board meetings shall be clearly written in their entirety, recording all the decisions taken, abstention from votes due to conflicts of interest, responsibilities and deadlines. The minutes draft shall be submitted to the Directors, preferably two (2) business days after the meetings, for comments and revisions, and their signature shall preferably occur until the next meeting.

linx.com.br	14/20

Paragraph Two - Board members who have disagreements regarding the conduct of the Company's business or a proposed act shall ensure that their disagreement is recorded in the minutes.

Paragraph Three - The minutes shall be prepared in accordance with the principle that the rule is transparency, and that confidentiality is the exception. In this sense, the summary minutes shall be released through CVM's Empresas.Net system, shortly after the closing of the meeting or closing of the auction, whichever occurs later. Additionally, the deliberative matters which produce effects before third parties must be included in the summary/extract of the Board minutes which shall be filed and published in the competent Registrar of Companies and the CVM, within the regulatory deadlines.

Paragraph Four - The Investor Relations Officer shall be responsible for communicating to the shareholders any material acts or facts derived from the Board, even before the publication of the minutes, if necessary, in compliance with current legislation and the Relevant Act or Fact Disclosure Policy, approved by the Board.

Paragraph Five - The Board of Directors shall provide for the disclosure of the Board decisions to the Associates, when and if necessary.

CHAPTER 8

Vacancy, Temporary Impediment or Absence of Members of the Administrative Board

Article 20 - In the event of vacancy, temporary impediment or absence of a member of the Administrative Board and his/her respective alternate, the provisions of the shareholders' agreement and the following rules shall be observed:

Paragraph One - In the event of vacancy of any member of the Administrative Board, the remaining members of the Administrative Board shall appoint a deputy who shall serve until the first General Meeting of the Company, which, if confirmed by the respective General Meeting, shall complete the term of the replaced member.

Paragraph Two - In the event of temporary impediment or absence of any member of the Administrative Board, the absent or impeded Director may appoint, among the other Directors, the one who shall represent him/her, and the replacement shall occur while the impediment lasts, which, if superior to ninety (90) days, shall characterize the vacancy of the position.

linx.com.br	15/20

Paragraph Three - If the vacancy, absence or temporary impediment occurs in the position of President, the Vice-President shall replace him/her, regardless of any formalities. In the event of vacancy, absence or temporary impediment of the President and the Vice-President, a member of the Administrative Board appointed by the President or the Vice-President shall replace them.

Paragraph Four - In the event of temporary impediment or absence, provided for in this article, the representative shall act, also for the purpose of voting at Administrative Board meetings, for him/herself and for the represented member of the Administrative Board.

CHAPTER 9

Corporate Governance Secretariat and Coordinator

Article 21 - The Corporate Governance Secretariat is the body which assists the Board in the Management’s adherence to the best Corporate Governance practices. This Secretariat shall be led by the (a) Corporate Governance Coordinator, who shall be chosen by the Board from among professionals of acknowledged technical competence and knowledge in the areas of corporate governance law.

Article 22 – The Corporate Governance Coordinator is responsible for:

i.	supporting the corporate governance processes of the Company and propose their constant improvement;
ii.	assisting in the preparation of the annual calendar with the dates of the ordinary meetings of the Administrative Board and of the General Meetings, as well as the disclosure of the approved calendar;
iii.

organizing the agenda of the matters to be discussed at the Board and Committee meetings, based on proposals submitted by the Company's Board of Directors and requests from Directors, subject to the legal, regulatory and statutory provisions, submitting them, prior to distribution, to the Board President and, as the case may be, to the Coordinator of the respective Executive Committee;

iv.

issuing, on behalf of the Board resident and, as the case may be, of the Coordinator of the respective Committee, the convening of the Board and the Committee meetings, in writing, preferably by email, strictly respecting the deadlines established in Article 12 of the present Bylaws;

linx.com.br	16/20

v.	supervising the preparation of supporting material to be made available to Directors and Committee members prior to the meetings;
vi.	interacting with the Board of Directors in order to respond to requests for clarification and information submitted by members of the Board and Committees;
vii.

acting as secretary to the meetings of the Executive Committee Board, drawing up the minutes and drawing them up objectively, summarizing the addressed matters and the resolutions taken by the Board and the Committees;

viii.

submitting the minutes of the meetings for approval by the Board and Committees, preferably within two (2) business days after their completion, and, once approved, drawing them up in the proper book and collecting the respective signatures;

ix.	submitting the minutes of the Board meetings, duly approved and signed, for registration and publication, providing, when necessary, the respective extracts and minutes;
x.

filing minutes, statements, deliberations, as well as documents and any and all materials utilized in the Board meetings, General and Committee meetings, for consultation by interested parties, upon request;

xi.	contacting the new Director(s), immediately after the General Meeting electing Board Member(s), to deliver the following documents to them, obtaining their signature(s) as needed:

a.      Copy of these Bylaws;

b.      Calendar of the Meetings scheduled for the remainder of the financial year;

c.      Instrument of Investiture;

d.      Statement on legal status for performance of duties;

e.      Term of Consent with the B3 Novo Mercado Listing Regulation;

f.       Term of Adherence to B3’s Market Arbitration Chamber Regulation;

g.      Term of Adherence to the Policy of Disclosure of Material Act or Fact;

h.      Term of Adherence to the Company's Share Trading Policy; and

i.       Term of Adhesion to the Company’s Code of Conduct and Ethics.

xii.	monitoring the progress of decisions or requests made by the Board and Committees to the Company's Board of Directors, and ensuring that the requests made are met in a timely manner;

linx.com.br	17/20

xiii.	monitoring and recording the attendance of Directors and Committee members at meetings; and
xiv.	assisting the Board President and the CEO, upon the election of a new Board member, in organizing the new director’s integration and training program.

CHAPTER 10

Integration with the Supervisory Board

Article 23 - The Board may meet with the Supervisory Board, when instated, to discuss matters of common interest and exchange clarifications and information of interest to the parties.

Article 24 - The minutes of the Supervisory Board shall be timely submitted to the members of the Administrative Board, and vice versa.

CHAPTER 11

Conflict of Interest

Article 25 - In the event that a conflict of interest or particular interest of a Board member is found in relation to a particular matter to be decided, it is the duty of the Board member to timely communicate this to the other members.

Paragraph One - If any member of the Board who may have a potential particular benefit or conflict of interest with any decision to be taken does not express his/her benefit or conflict of interest, any other Board member who is aware of the situation may do so. The non-voluntary manifestation of that member shall be considered a violation of these Rules if such particular benefits or conflict of interest are confirmed.

Paragraph Two - As soon as a conflict of interest or particular benefit is identified, the person involved shall withdraw from the discussions and deliberations and shall temporarily withdraw from the meeting until the matter is closed.

Paragraph Three - The manifestation of the situation of conflict of interest or particular benefit shall be included in the minutes of the meeting.

Paragraph Four - The competence of the Board on the subject of the conflict of interest does not repel the competence of the General Meeting provided for by law.

CHAPTER 12

General Provisions

linx.com.br	18/20

Article 26 - The present Bylaws may be amended at any time by resolution of the majority of the members of the Board.

Article 27 - Any omissions shall be resolved at meetings of the Board itself, in accordance with the law and the Bylaws, and the Board, as a collegiate body, shall resolve any existing doubts.

Article 28 - The present Bylaws have been approved by the Administrative Board at a meeting held on August 14th, 2019, which shall enter into force on the present date, and shall be reviewed at every two (2) years by the members of the Administrative Board.

***

linx.com.br	19/20

SOFTWARE QUE MOVE O VAREJO

0800 701 5607

linx.com.br

Visit our social
network pages:

linx.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer